UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

40-24B-2

SALES LITERATURE OF REGISTERED
MANAGEMENT INVESTMENT COMPANY

Investment Company Act file number 811-4923

LONGLEAF PARTNERS FUNDS TRUST
(Exact name of registrant as specified in charter)

c/o Southeastern Asset Management, Inc.
6410 Poplar Avenue; Suite 900
Memphis, TN 38119
(Address of principal executive offices) (Zip code)

Registrant’s Telephone Number, Including Area Code - (901) 761-2474

LONGLEAF PARTNERS FUNDS  ®
QUARTERLY REPORT
at September 30, 2007
PARTNERS FUND
SMALL-CAP FUND
INTERNATIONAL FUND

MANAGED BY:
SOUTHEASTERN ASSET MANAGEMENT, INC. ®
Memphis, TN

Cautionary Statement
One of Longleaf’s “Governing Principles” is that “we will communicate with our investment partners as candidly as possible,” because we believe our shareholders benefit from understanding our investment philosophy and approach. Our views and opinions regarding the investment prospects of our portfolio holdings and Funds are “forward looking statements” which may or may not be accurate over the long term. While we believe we have a reasonable basis for our appraisals and we have confidence in our opinions, actual results may differ materially from those we anticipate. Information provided in this report should not be considered a recommendation to purchase or sell any particular security.
You can identify forward looking statements by words like “believe,” “expect,” “anticipate,” or similar expressions when discussing prospects for particular portfolio holdings and/or one of the Funds. We cannot assure future results and achievements. You should not place undue reliance on forward looking statements, which speak only as of the date of this report. We disclaim any obligation to update or alter any forward looking statements, whether as a result of new information, future events, or otherwise. This material must be preceded or accompanied by a Prospectus. Please read the Prospectus carefully for a discussion of fees, expenses, and risks. Current performance may be lower or higher than the performance quoted herein. You may obtain a current copy of the Prospectus or more current performance information by calling 1-800-445-9469 or at Longleaf’s website (www.longleafpartners.com).
The price-to-value ratio (“P/V”) is a calculation that compares the prices of the stocks in a portfolio to Southeastern’s appraisal of their intrinsic values. P/V represents a single data point about a Fund, and should not be construed as something more. We caution our shareholders not to give this calculation undue weight. P/V alone tells nothing about:

•	The quality of the businesses we own or the managements that run them;
•	The cash held in the portfolio and when that cash will be invested;
•	The range or distribution of individual P/V’s that comprise the average; and
•	The sources of and changes in the P/V.
When all of the above information is considered, the P/V is a useful tool to gauge the attractiveness of a Fund’s potential opportunity. It does not, however, tell when that opportunity will be realized, nor does it guarantee that any particular company’s price will ever reach its value. We remind our shareholders who want to find a single silver bullet of information that investments are rarely that simple. To the extent an investor considers P/V in assessing a Fund’s return opportunity, the limits of this tool should be considered along with other factors relevant to each investor.
© 2007 Longleaf Partners Funds Trust. All Rights Reserved.
LONGLEAF, LONGLEAF PARTNERS FUNDS and the pine cone logo are registered trademarks of Longleaf Partners Funds Trust. SOUTHEASTERN ASSET MANAGEMENT, INC. is a registered trademark.

CONTENTS

Letter to Shareholders	1

Longleaf Partners Fund (Partners Fund)
Management Discussion	4
Performance History	6
Portfolio Summary	7
Portfolio of Investments	8

Longleaf Partners Small-Cap Fund (Small-Cap Fund)
Management Discussion	12
Performance History	14
Portfolio Summary	15
Portfolio of Investments	16

Longleaf Partners International Fund (International Fund)
Management Discussion	18
Performance History	20
Portfolio Summary	21
Portfolio of Investments	22
Fund Information	26
Service Directory	27

Longleaf Partners Funds
LETTER TO SHAREHOLDERS
TO OUR SHAREHOLDERS:
Below are the recent and long-term results for the three Longleaf Funds. Third quarter returns demonstrate how little attention we give indices in managing the portfolios. The performance spread to the negative or positive between each Fund and its benchmark was between 310 and 510 basis points. The much more important numbers are the results achieved over multiple years rather than three months. Since their inceptions each Fund has made substantial absolute returns and far outpaced the benchmark indices.

	Cumulative Returns at September 30, 2007

				Year-to-	3rd
	Inception	5 Year	1 Year	date	Quarter

Partners Fund (4/8/87 IPO)	1413.0%	110.7%	17.4%	8.9%	(1.5)%
Inflation plus 10%	1141.0	83.2	12.8	10.2	2.7
S&P 500 Index*	737.4	105.1	16.4	9.1	2.0
Small-Cap Fund (2-21-89 IPO)	867.7	174.1	23.6	13.1	2.0
Inflation plus 10%	872.3	83.2	12.8	10.2	2.7
Russell 2000 Index	574.2	136.1	12.3	3.2	(3.1)
International Fund (10/26/98 IPO)	276.4	153.1	25.0	16.0	0.9
Inflation plus 10%	194.1	83.2	12.8	10.2	2.7
EAFE Index*	112.7	187.9	24.9	13.2	2.2

*	During the inception year, these indices were available at month-end only; therefore, the S&P 500 Index value at 3/31/87 and the EAFE Index value at 10/31/98 were used to calculate performance since inception. Additional performance information for each Fund can be found on pages 6, 14 and 20.
As our partners know, we are business analysts focused on identifying investments with large margins of safety in companies that can grow their intrinsic values. Macro observations and opinions do not influence our capital allocation decision-making for the Longleaf Funds. However, the unwinding of excesses and the concomitant market dislocations which occur often produce compelling investments. In the Semi-Annual Report we reviewed certain possibilities that might increase our opportunity set. In mid-July we wrote:

Private equity risks have grown. Today’s environment reminds us of the truism, “If it can’t get better, it won’t.”

•	Historically low interest rates have benefited borrowers.

•	Global economic activity has been consistently strong.

Longleaf Partners Funds
LETTER TO SHAREHOLDERS

•	Lenders have been ravenous to make loans.

•	Growing appetites for securitization (e.g. CDOs and CLOs) have added to the borrowing binge.

Recession, rising interest rates, tightened credit standards, terrorism, and trade wars could each or all destroy the outcome of recent [private equity] deals because of the full prices being paid and the extreme leverage being employed.
Less than ten days later subprime mortgages began to unravel, credit spreads widened, and liquidity dried up. New private equity deals have come to a screeching halt, and previously negotiated ones are being cancelled or changing their terms.
While corrections were warranted, we took no particular pleasure in the outcome. We did, however, welcome the stock market fluctuations that ensued. We described our readiness for volatility in the July letter.

The Longleaf Funds derive strength from being a liquidity provider, and our discipline and flexibility give us an advantage, especially in extreme environments... We are well prepared. First, all three Funds currently have approximately two or three positions of cash available, and a few names are trading close enough to appraisal to sell if a significantly more attractive alternative emerges.
Prior to the market turmoil we sold two fully priced, very profitable investments, Vivendi in the Partners and International Funds, and Pepsi Americas in Small-Cap. In spite of the brevity of the market’s retreat, Southeastern’s analysts and trading desk were highly productive in late July and August. The proceeds from the earlier sales complemented cash reserves and allowed us to take great advantage of specific opportunities. We bought six new names across the three Funds and added to several existing holdings. For Funds with average annual turnover of usually less than 20%, half a dozen new purchases in the space of six weeks compliments our research team’s efforts. We also built a meaningfully expanded “on-deck” list of companies that were close to qualifying but slightly out of reach. The U.S. Federal Reserve’s decision to lower rates by fifty basis points calmed the markets, preventing a number of stocks from reaching the discount we require.
The work we did accomplish in the third quarter - selling two fully priced common stocks, acquiring new investments, and adding to others - further strengthened the foundation of all three portfolios. We already owned what we

Longleaf Partners Funds
LETTER TO SHAREHOLDERS
described in July as “companies that are strongly financed, competitively entrenched, and managed by capable corporate partners.” In addition to the qualitative strength of our holdings, the quantitative measure of price-to-value ratio (P/V) in each Fund has become more attractive since the end of the second quarter. The Funds’ investment characteristics today are among the best we have owned in Longleaf’s twenty years of operations.
If the market’s stabilization and recent strength proves ephemeral, we may ask existing and new shareholders for capital to exploit our on-deck list. Thank you for your long-term support and for sharing our willingness to act with conviction when opportunities emerge.
On October 22, 2007 Foundation & Endowment Money Management and Alternative Investment News selected Southeastern Asset Management as “Equity Manager of the Year” at the Nonprofit Awards for Excellence dinner presented by Institutional Investor Awards and Information Management Network. Southeastern could not have received this distinction without the loyalty and support of our clients and Longleaf shareholders, particularly those in the nonprofit world. We are humbled by and deeply appreciative of the confidence that our investment partners have placed in our firm. You can find more information regarding the award on the Longleaf website.
Sincerely,

O. Mason Hawkins, CFA Chairman & CEO Southeastern Asset Management, Inc.	G. Staley Cates, CFA President Southeastern Asset Management, Inc.

Partners Fund - MANAGEMENT DISCUSSION
Longleaf Partners Fund’s 1.5% decline in the third quarter brought the year to date return to 8.9%, slightly behind the S&P 500 Index’s 9.1%. Over the course of 2007 the intrinsic worth of almost all Fund holdings has risen. The numbers below show that buying businesses with growing values at steep discounts has enabled Longleaf shareholders to outperform and build significant wealth.

	Cumulative Returns at September 30, 2007

	20 Years	10 Years	5 Years	1 Year

Partners Fund	1285.1%	174.8%	110.7%	17.4%
Inflation plus 10%.	1056.2	227.9	83.2	12.8
S&P 500 Index	648.1	89.0	105.1	16.4
Please see page 6 for additional performance information.
The brief but wide stock price fluctuations in the quarter provided meaningful opportunity for increasing the Fund’s long-term prospects. We added to five positions as the gaps between price and value widened. In addition we purchased Sun Microsystems. This activity positively impacted returns in quick order, as eBay, Sun, and Liberty Media-Capital rebounded and were the top contributors to third quarter performance.
Liberty Capital and eBay are also among the Fund’s top performing stocks for the year to date. John Malone has been masterful acquiring undervalued assets, building their values, and disposing of them at full prices while minimizing tax consequences. The exchange of News Corp. shares for DIRECTV shares early in the year meaningfully grew the value of Liberty Capital in a single transaction. DIRECTV’s intrinsic worth has also risen thanks to Chase Carey’s leadership and his team’s ability to grow subscribers, increase yield, manage churn, and expand offerings at the satellite broadcast company.
eBay, which rose 21% in the quarter, is driving profitable growth by focusing on improving the customer experience and raising fees. As customers find what they want more easily, gain confidence in the quality of sellers, and use PayPal for secure and simple payment, they are spending more at this dominant on-line auction site. Meg Whitman and her associates are deploying the growing cash flow into share repurchases at discounted prices, further increasing the company’s worth per share.
Year-to-date results have been helped by Aon and Chesapeake Energy, whose stocks also rose in the third quarter. Greg Case continues to increase market share and margins at Aon while simultaneously building value through astute capital decisions such as pursuing the sale of the company’s underwriting

Partners Fund - MANAGEMENT DISCUSSION
businesses and repurchasing discounted shares. Our partners at Chesapeake, led by Aubrey McClendon, are expanding natural gas production and funding it creatively rather than by diluting common equity holders.
After a substantial rally early in 2007, Level 3 declined 20% in the third quarter, making it the largest detractor for both the last three months and the year. The integration of the Broadwing acquisition has been more cumbersome than anticipated, creating longer provisioning times for orders. 2007 revenues have been delayed, but next year’s sales should reflect the built backlog and growing demand. The longer term outlook for the company remains strong.
Also retreating in the quarter were Cemex and Liberty Media – Interactive. At Cemex, the combination of weakening U.S. residential demand and increased short-term exposure to that segment via their acquisition of Rinker hurt near-term results and sentiment towards the stock. Longer-term their product mix is excellent and the company will be well represented in various high-growth geographies. The stock’s decline gave us a chance to add to the Fund’s position at compelling prices.
Liberty Interactive reported weaker performance than expected, particularly overseas. While the company’s results in the U.K. remained strong, Japan and Germany were weakened by factors (a regulatory change in Japan and a product mix misstep in Germany) that we believe will be overcome in the near term. These temporary setbacks gave us the chance to buy more stock at extremely discounted levels. Liberty Interactive has also been a strong repurchaser of its shares at prices above current levels and has indicated that stock repurchase remains attractive today.
The sale of Vivendi and partial scale-backs of several overweighted, more fully priced positions, combined with the cash that the Fund held going into the quarter, paid for purchases. The Partners Fund ended September with 2.7% cash, less than enough to fund a new position. We hope that several “on-deck” names will become discounted enough for us to buy. In that case to make the purchases we will have to raise cash from existing holdings and shareholders who add capital. This would be a good problem to have.
The combination of purchases, sales, value growth and certain price declines have resulted in a price-to-value ratio that is in the high-60%s, near the long-term average, and more attractive than at the end of June. The P/ V alone, however, does not tell enough about our enthusiasm for the Partners Fund portfolio. In aggregate, the quality and strength of the businesses as well as the ability and acumen of our management partners is among the best we have owned. Thus, we believe that the underlying value growth in the Partners Fund will be higher than historic levels, and that many of our names will be “permaholdings.”

Partners Fund - PERFORMANCE HISTORY
AVERAGE ANNUAL RETURNS
for the periods ended September 30, 2007

	Partners	Inflation	S&P 500
	Fund	Plus 10%	Index

Year-to-Date	8.86%	10.21%	9.13%
One Year	17.37	12.76	16.44
Five Years	16.07	12.87	15.46
Ten Years	10.64	12.61	6.57
Since Public Offering 4/8/87	14.19	13.09	10.92
Past performance does not predict future performance, Fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. The Fund’s performance results in the table shown above do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. The S&P 500 Index is shown with all dividends and distributions reinvested. In 1987, the reinvested S&P 500 Index was available at month-end only; therefore, the index value at March 31, 1987 was used to calculate performance since public offering. This index is unmanaged and is not hedged for foreign currency risk. Longleaf often hedges its exposure to foreign currencies. The U.S. Bureau of Labor Statistics compiles the monthly CPI-U values used to calculate inflation. Seasonally adjusted inflation data is presented for periods less than one year. Current performance may be lower or higher than the performance quoted. Please call 1-800-445-9469 or view Longleaf’s website (www.longleafpartners.com) for more current performance information.

Partners Fund – PORTFOLIO SUMMARY
TABLE OF PORTFOLIO HOLDINGS
at September 30, 2007

		Net
		Assets

Common Stock		97.3%
Dell Inc.	9.8
Liberty Media Holding Corporation – Capital	6.4
Level 3 Communications, Inc.	5.9
eBay, Inc.	5.5
Aon Corporation	5.4
Chesapeake Energy Corporation	5.2
Koninklijke Philips Electronics N.V.	5.0
Yum! Brands, Inc.	4.9
Sun Microsystems, Inc.	4.9
Cemex S.A.B. de C.V.	4.6
The NipponKoa Insurance Company, Ltd.	4.6
The DIRECTV Group, Inc.	4.6
The Walt Disney Corporation	4.4
Liberty Media Holding Corporation – Interactive	4.3
General Motors Corporation	4.3
Telephone and Data Systems, Inc.	3.8
FedEx Corporation	3.5
Pioneer Natural Resources Company	3.3
Sprint Nextel Corporation	2.5
Comcast Corporation	1.9
Symantec Corporation	1.5
Discovery Holding Company	1.0
Cash Reserves		2.7
Other Assets and Liabilities, net		–

		100.0%

PORTFOLIO CHANGES
January 1, 2007 through September 30, 2007

New Holdings	Eliminations

Citadel Broadcasting Corporation (The Walt Disney Corporation)(a) Sun Microsystems, Inc.	Cemex S.A.B. de C.V.(b) Citadel Broadcasting Corporation Level 3 Communications, Inc. 10% Convertible Senior Notes due 5-1-11(c) Vivendi Universal, S.A.

(a)	Change due to corporate action (name of related holding)
(b)	Exchanged for ADS shares
(c)	Exchanged for Level 3 Common Stock

Partners Fund - PORTFOLIO OF INVESTMENTS
at September 30, 2007 (Unaudited)

Shares			Value

Common Stock 97.3%
		Automobiles 4.3%
14,240,000		General Motors Corporation	$522,608,000
		Broadcasting and Cable 6.5%
9,691,531	*	Comcast Corporation – Class A Special	232,209,083
22,810,900	*	The DIRECTV Group, Inc.	553,848,652

			786,057,735

		Construction Materials 4.6%
18,592,000		Cemex S.A.B. de C.V. ADS (Foreign)	556,272,640
		Entertainment 11.8%
4,335,344	*	Discovery Holding Company – Class A	125,074,674
6,240,500	*	Liberty Media Holding Corporation – Capital Series A	779,001,615
15,489,800		The Walt Disney Corporation	532,694,222

			1,436,770,511

		Insurance Brokerage 5.4%
14,627,000		Aon Corporation(b)	655,435,870
		Internet and Catalog Retail 4.3%
27,231,151	*	Liberty Media Holding Corporation – Interactive Series A	523,110,411
		Internet Services 5.5%
16,890,050	*	eBay, Inc.	659,049,751
		Natural Resources 8.5%
17,856,200		Chesapeake Energy Corporation	629,609,612
8,784,400		Pioneer Natural Resources Company(b)	395,122,312

			1,024,731,924

		Property & Casualty Insurance 4.6%
63,701,000		The NipponKoa Insurance Company, Ltd. (Foreign)(b)(c)	554,018,187
		Restaurants 4.9%
17,675,000		Yum! Brands, Inc.	597,945,250
		Software 1.5%
9,317,800	*	Symantec Corporation	180,578,964

Partners Fund - PORTFOLIO OF INVESTMENTS
at September 30, 2007 (Unaudited)

Shares			Value

		Technology 19.7%
42,797,779	*	Dell Inc.	$1,181,218,700
11,806,035		Koninklijke (Royal) Philips Electronics N.V. (Foreign)	532,811,932
1,640,165		Koninklijke (Royal) Philips Electronics N.V. ADR (Foreign)	73,709,015
105,999,986	*	Sun Microsystems, Inc.	594,659,921

			2,382,399,568

		Telecommunications 12.2%
153,597,754	*	Level 3 Communications, Inc.(b)	714,229,556
16,098,239		Sprint Nextel Corporation	305,866,541
1,530,800		Telephone and Data Systems, Inc.	102,180,900
5,666,200		Telephone and Data Systems, Inc. – Special	351,304,400

			1,473,581,397

		Transportation 3.5%
3,998,600		FedEx Corporation(c)	418,853,350

		Total Common Stocks (Cost $8,042,454,005)	11,771,413,558

Principal
Amount

Short-Term Obligations 2.7%
327,332,000	Repurchase Agreement with State Street Bank, 3.60% due 10/1/07, Repurchase price $327,430,200 (Collateralized by U.S. government securities)	327,332,000

Total Investments (Cost $8,369,786,005)(a)	100.0%	12,098,745,558
Other Assets and Liabilities, Net	–	(2,475,302)

Net Assets	100.0%	$12,096,270,256

Net asset value per share		$37.95

*  Non-income producing security.

(a)	Aggregate cost for federal income tax purposes is $8,390,746,541. Net unrealized appreciation of $3,728,959,553 consists of unrealized appreciation and depreciation of $3,942,054,256 and $(213,094,703), respectively.
(b)	Affiliated issuer, as defined under Section 2(a)(3) of the Investment Company Act of 1940 (ownership of 5% or more of the outstanding voting securities of the issuer).
(c)	Designated as collateral for forward currency contracts.

Note:	Companies designated as “Foreign” are headquartered outside the U.S. and represent 14% of net assets.

Partners Fund - PORTFOLIO OF INVESTMENTS
at September 30, 2007 (Unaudited)
OPEN FORWARD CURRENCY CONTRACTS

Currency	Currency Sold and	Currency	Unrealized
Units Sold	Settlement Date	Market Value	Loss

8,600,000,000	Japanese Yen 11-1-07	$75,166,284	$(2,812,254)
27,007,841,000	Japanese Yen 12-18-07	237,412,785	(13,887,902)
32,361,126,000	Japanese Yen 2-27-08	286,515,818	(1,834,701)

		$599,094,887	$(18,534,857)

Partners Fund - PORTFOLIO OF INVESTMENTS
at September 30, 2007 (Unaudited)

Intentionally Left Blank

Small-Cap Fund - MANAGEMENT DISCUSSION
Longleaf Partners Small-Cap Fund added 2.0% in the third quarter, bringing the year-to-date performance to 13.1%. Not only is the Fund ahead of our annual goal of inflation plus 10%, but these results are significantly higher than the Russell 2000 Index’s loss of 3.1% over the last three months and 3.2% return in 2007. More importantly, the cumulative returns below show that the Fund has maintained this outperformance over the long run.

	Cumulative Returns at September 30, 2007

					Year-to-	3rd
	15 Years	10 Years	5 Years	1 Year	Date	Quarter

Small-Cap Fund	860.5%	246.5%	174.1%	23.6%	13.1%	2.0%
Inflation plus 10%	495.3	227.9	83.2	12.8	10.8	2.6
Russell 2000 Index	410.3	100.8	136.1	12.3	3.2	(3.1)
Please see page 14 for additional performance information.
The most substantial contributor in the quarter (up 25%) and throughout the year (up 79%) has been Discovery Holdings. David Zaslav has improved results throughout the year, consistently increasing margins and growing EBITDA at high rates. There has also been progress in simplifying the holding company’s structure. We used this price strength to scale the company back to a normally sized position.
Fairfax, up over 27% in the quarter, also has added to the year’s solid return. The company benefited from a favorable hurricane season and a well-positioned investment portfolio that anticipated many of this summer’s negative credit events. The gains at Olympus, Texas Industries, and Service Corp. posted earlier in the year and discussed in previous quarterly letters have made these among the top contributors to 2007 returns.
The 20% pullback in Level 3 in the quarter caused this stock to be the biggest detractor from performance both for the year-to-date and the last three months. The integration of the Broadwing acquisition has been more cumbersome than anticipated, creating longer provisioning times for orders. 2007 revenues have been delayed, but next year’s sales should reflect the built backlog and growing demand. The longer term outlook for the company remains strong.
IDT remained a primary detractor from 2007 performance after it declined 20% in the third quarter. Although challenges to the calling card business have hurt profitability, the company sells for substantially less than the value of its non-earning assets including cash, securities, other investments, NOLs and spectrum.

Small-Cap Fund - MANAGEMENT DISCUSSION
In July we completed the sale of Pepsi Americas. After doubling since we purchased it, the stock reached our appraisal. The market volatility enabled us to add a meaningful amount to several positions including Washington Post, Worthington, and Fair Isaac. In addition we purchased a full position in Office Depot and began buying Dillard’s and Markel before prices rebounded.
The combination of portfolio changes and value growth at most of the Fund’s holdings helped move the price-to-value ratio from the high-70%s to the low-70%s even as prices appreciated. Cash levels declined from 14% to less than 5%. The “on-deck” list of stocks that are close to meeting our criteria remains robust. We believe that we will have the opportunity to further strengthen the Small-Cap Fund’s foundation and are glad to have some available liquidity.

Small-Cap Fund - PERFORMANCE HISTORY
AVERAGE ANNUAL RETURNS
for the periods ended September 30, 2007

	Small-Cap	Inflation	Russell 2000
	Fund	Plus 10%	Index

Year-to-Date	13.08%	10.21%	3.16%
One Year	23.56	12.76	12.34
Five Years	22.34	12.87	18.75
Ten Years	13.23	12.61	7.22
Since Public Offering 2/21/89	12.98	13.00	10.80
Past performance does not predict future performance, Fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. The Fund’s performance results in the table shown above do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. The Russell 2000 Index is shown with all dividends and distributions reinvested. This index is unmanaged and is not hedged for foreign currency risk. Longleaf often hedges its exposure to foreign currencies. The U.S. Bureau of Labor Statistics compiles the monthly CPI-U values used to calculate inflation. Seasonally adjusted inflation data is presented for periods less than one year. Current performance may be lower or higher than the performance quoted. Please call 1-800-445-9469 or view Longleaf’s website (www.longleafpartners.com) for more current performance information.

Small-Cap Fund - PORTFOLIO SUMMARY
TABLE OF PORTFOLIO HOLDINGS
at September 30, 2007

		Net
		Assets

Common Stock		95.3%
The Washington Post Company	7.1
Office Depot, Inc.	6.8
Texas Industries, Inc.	6.4
Level 3 Communications, Inc.	5.6
Fairfax Financial Holdings Limited	5.5
Service Corporation International	5.4
Discovery Holding Company	4.8
IHOP Corp.	4.8
Pioneer Natural Resources Company	4.5
Potlatch Corporation	4.2
Worthington Industries, Inc.	4.2
Everest Re Group, Ltd.	4.1
Ruddick Corporation	4.1
Hilb, Rogal & Hobbs Company	3.9
Del Monte Foods Company	3.5
Fair Isaac Corporation	3.3
Wendy’s International, Inc.	3.2
Olympus Corporation	2.8
Dillard’s, Inc.	2.7
Willis Group Holdings Limited	2.6
IDT Corporation	2.2
Trend Micro Incorporated	1.9
Markel Corporation	0.9
Odyssey Re Holdings Corp.	0.8
Cash Reserves		2.1
Other Assets and Liabilities, net		2.6

		100.0%

PORTFOLIO CHANGES
January 1, 2007 through September 30, 2007

New Holdings	Eliminations

Dillard’s, Inc. – Class A Markel Corporation Office Depot, Inc. Trend Micro Incorporated The Washington Post Company – Class B Worthington Industries, Inc.	Jacuzzi Brands, Inc. PepsiAmericas, Inc. Vail Resorts, Inc.

Small-Cap Fund - PORTFOLIO OF INVESTMENTS
at September 30, 2007 (Unaudited)

Shares			Value

Common Stock 95.3%
		Construction Materials 6.4%
3,244,800		Texas Industries, Inc.(b)	$254,716,800
		Education & Media 7.1%
352,167		The Washington Post Company – Class B	282,719,668
		Entertainment 4.8%
6,547,780	*	Discovery Holding Company – Class A	188,903,453
		Food 3.5%
13,173,806		Del Monte Foods Company(b)	138,324,963
		Funeral Services 5.4%
16,719,400		Service Corporation International(b)	215,680,260
		Grocery – Retail 4.1%
4,823,500		Ruddick Corporation(b)	161,780,190
		Information Technology 3.3%
3,660,500		Fair Isaac Corporation(b)	132,180,655
		Insurance Brokerage 6.5%
3,526,400		Hilb Rogal & Hobbs Company(b)	152,798,912
2,513,000		Willis Group Holdings Limited (Foreign)	102,882,220

			255,681,132

		Manufacturing 4.2%
6,986,314		Worthington Industries, Inc.(b)	164,597,558
		Medical and Photo Equipment 2.8%
2,677,000		Olympus Corporation (Foreign)	110,002,525
		Natural Resources 8.7%
4,004,300		Pioneer Natural Resources Company	180,113,414
3,702,022		Potlatch Corporation(b)	166,702,051

			346,815,465

		Office Supplier 6.8%
12,981,359	*	Office Depot, Inc.	267,675,622
		Property & Casualty Insurance 11.3%
1,484,200		Everest Re Group, Ltd. (Foreign)	163,618,208
886,000		Fairfax Financial Holdings Limited (Foreign)	216,017,613
74,676	*	Markel Corporation	36,143,184
843,800		Odyssey Re Holdings Corp.	31,313,418

			447,092,423

		Restaurants 8.0%
2,978,100		IHOP Corp.(b)	188,603,073
3,663,800		Wendy’s International, Inc.	127,903,258

			316,506,331

Small-Cap Fund - PORTFOLIO OF INVESTMENTS
at September 30, 2007 (Unaudited)

Shares			Value

		Retail 2.7%
4,881,281		Dillards, Inc. – Class A(b)	$106,558,364
		Software 1.9%
1,723,000		Trend Micro Incorporated (Foreign)	74,551,082
		Telecommunications 7.8%
459,400		IDT Corporation	3,633,854
10,133,310		IDT Corporation – Class B	84,815,805
48,076,002	*	Level 3 Communications, Inc.	223,553,409

			312,003,068

		Total Common Stocks (Cost $2,878,641,400)	3,775,789,559

Principal
Amount

Short-Term Obligations 2.1%
83,525,000	Repurchase Agreement with State Street Bank, 3.60% due 10-1-07, Repurchase price $83,552,058 (Collateralized by U.S. government securities)	83,525,000

Total Investments (Cost $2,962,166,400)(a)	97.4%	3,859,314,559
Other Assets and Liabilities, Net	2.6	103,228,509

Net Assets	100.0%	$3,962,543,068

Net asset value per share		$34.06

*  Non-income producing security.

(a)	Aggregate cost for federal tax purposes is $2,962,486,369. Net unrealized appreciation of $897,148,159 consists of unrealized appreciation and depreciation of $964,410,454 and $(67,262,295), respectively.
(b)	Affiliated issuer as defined under Section 2(a)(3) of the Investment Company Act of 1940 (ownership of 5% or more of the outstanding voting securities of the issuer).

Note:	Companies designated as “Foreign” are headquartered outside the U.S. and represent 17% of net assets.

International Fund - MANAGEMENT DISCUSSION
Longleaf Partners International Fund gained 16.0% in the year to date compared to a 13.2% gain for the MSCI EAFE Index. The Fund gained 0.9% compared to 2.2% for the Index during the third quarter. As the cumulative returns below show, the Fund has significantly outpaced our absolute annual goal of inflation plus 10% since opening almost nine years ago.

	Cumulative Returns at September 30, 2007

	Since
	Inception			Year-to
	10/26/98	5 Year	1 Year	Date

International Fund	276.4%	153.1%	25.0%	16.0%
Inflation plus 10%	194.1	83.2	12.8	10.2
EAFE Index	112.7	187.9	24.9	13.2
Please see page 20 for additional performance information.
Minor performance gains masked substantial activity in both the Fund and the market, during the third quarter. The Fund’s strong year-to-date performance resulted partly from the volatility that has returned to international markets in 2007. The EAFE Index dropped over 12% in the middle of the third quarter before roaring back to all time highs after the U.S. Fed cut interest rates. A similar cycle in the first quarter featured a 6% decline before the market recovered. Moves in the Morgan Stanley Emerging Markets Index were even more dramatic: drops of 10% and 20% in the first and third quarters preceded snap-back rallies. Individual stocks moved much more in each direction.
We have sold into strength and bought on weakness throughout the year. During the third quarter, we completed selling Vivendi, trimmed Nestle, and exited a small Sankyo position. We added new positions in UBS and SK Telecom. As discussed in previous letters, we sold Renault, News Corp. and DoCoMo while purchasing Japanese Petroleum Exploration earlier in the year. We will continue to take advantage of volatile markets to exit fully priced positions while adding to cheaper names. This reinvestment process has kept the Fund’s price-to-value ratio in the low-70%s even as performance has exceeded our inflation plus 10% objective.
The International Fund’s biggest contributors year-to-date were Olympus, Ingersoll-Rand, and Cheung Kong. For the quarter, Fairfax, Cheung Kong and Nestle helped most. Olympus continued to report strong results in its core medical business while exceeding management’s own expectations in the turn-around of its camera operations. Cheung Kong’s diversified ports, real estate, energy, and retail businesses have finally begun to overshadow its European 3G challenges.

International Fund - MANAGEMENT DISCUSSION
Ingersoll-Rand and Nestle have improved their business mixes through a series of M&A transactions that moved both companies up the value chain. Management at each company announced significant share buybacks during the year to capitalize on strong balance sheets and continued undervaluation. Fairfax benefited from a favorable hurricane season and a well-positioned investment portfolio that anticipated many of this summer’s negative credit events.
Only UBS and Cemex detracted meaningfully from 2007 performance after declines in the third quarter, driven by weak credit and housing markets. We believe that the stock market has overlooked less cyclical franchises outside of fixed income at UBS and residential housing at Cemex that account for the majority of our appraisals.
For the past nine months, the activity around the edges of the portfolio has been perhaps as significant as what has happened within the portfolio itself. After several years of slim pickings, we are beginning to see a wide range of opportunities. We have passed on a number of fifty-cent dollars that failed our “people” test, and we have been within a few points of adding several exceptional businesses that were overpriced a year ago.
The market’s rally shortened our “on-deck” list. We do not have a crystal ball, but we doubt that the volatility the market has exhibited so far this year has ended simply because the Fed cut rates 50 basis points. When prices move as dramatically as they have in the recent past, we find opportunities to buy and sell to the advantage of long-term shareholders. Disciplined buying and selling, realistic appraisals, and a long-term time horizon have been the keys to profiting from volatility in the past. We suspect they will remain so in the future.

International Fund - PERFORMANCE HISTORY
AVERAGE ANNUAL RETURNS
for the periods ended September 30, 2007

	International	Inflation	EAFE
	Fund	Plus 10%	Index

Year-to-Date	15.97%	10.21%	13.15%
One Year	25.04	12.76	24.86
Five Years	20.41	12.87	23.55
Since Public Offering 10/26/98	16.01	12.84	8.82
Past performance does not predict future performance, Fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. The Fund’s performance results in the table shown above do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. The EAFE Index is shown with all dividends and distributions reinvested. In 1998, the EAFE was available at month-end only; therefore, the EAFE value at October 31, 1998 was used to calculate performance since public offering. This index is unmanaged and is not hedged for foreign currency risk. Longleaf often hedges its exposure to foreign currencies. The U.S. Bureau of Labor Statistics compiles the monthly CPI-U values used to calculate inflation. Seasonally adjusted inflation data is presented for periods less than one year. Current performance may be lower or higher than the performance quoted. Please call 1-800-445-9469 or view Longleaf’s website (www.longleafpartners.com) for more current performance information.

International Fund - PORTFOLIO SUMMARY
TABLE OF PORTFOLIO HOLDINGS
at September 30, 2007

		Net
		Assets

Common Stock		97.9%
Dell Inc.	8.1
Olympus Corporation	6.8
The NipponKoa Insurance Company, Ltd.	6.4
Cheung Kong Holdings Limited	5.9
Fairfax Financial Holdings Limited	5.7
Ingersoll-Rand Company Limited	5.6
EnCana Corporation	5.2
British Sky Broadcasting Group plc	5.1
Koninklijke Philips Electronics N.V.	5.0
Nestle S.A.	4.9
Nikko Cordial Corporation	4.9
Japan Petroleum Exploration Co., Ltd.	4.8
Cemex S.A.B. de C.V. ADS	4.6
SK Telecom Co., Ltd.	4.5
Yum! Brands, Inc.	4.5
Millea Holdings, Inc.	4.4
UBS AG	4.4
Willis Group Holdings Limited	3.8
KDDI Corporation	3.3
Cash Reserves		2.8
Other Assets and Liabilities, net		(0.7)

		100.0%

PORTFOLIO CHANGES
January 1, 2007 through September 30, 2007

New Holdings	Eliminations

EnCana Corporation Japan Petroleum Exploration Co., Ltd. SK Telecom Co., Ltd. SK Telecom Co., Ltd. ADR UBS AG UBS AG (Local)	The News Corporation NTT DoCoMo, Inc. Renault S.A. Sankyo Co., Ltd. Vivendi Universal, S.A.

International Fund - PORTFOLIO OF INVESTMENTS
at September 30, 2007 (Unaudited)

Shares		Value

Common Stock 97.9%
	Broadcasting and Cable 5.1%
13,762,000	British Sky Broadcasting Group plc (United Kingdom)(b)	$195,674,918
	Construction Materials 4.6%
5,950,000	Cemex S.A.B. de C.V. ADS (Mexico)	178,024,000
	Financial Services 9.3%
15,129,000	Nikko Cordial Corporation (Japan)(b)	190,059,174
1,357,000	UBS AG (Switzerland)	72,260,250
1,786,561	UBS AG (Local) (Switzerland)(b)	96,056,617

		358,376,041

	Food 4.9%
423,500	Nestle S.A. (Switzerland)	190,234,905
	Industrial Machinery 5.6%
3,931,000	Ingersoll-Rand Company Limited (Bermuda)	214,121,570
	Insurance Brokerage 3.8%
3,586,000	Willis Group Holdings Limited (United Kingdom)	146,810,840
	Medical and Photo Equipment 6.8%
6,405,000	Olympus Corporation (Japan)(b)	263,192,443
	Multi-Industry 5.9%
13,723,000	Cheung Kong Holdings Limited (Hong Kong)(b)	226,307,079
	Natural Resources 10.0%
3,265,000	EnCana Corporation (Canada)	201,940,250
2,476,900	Japan Petroleum Exploration Co., Ltd. (Japan)	184,152,927

		386,093,177

	Property & Casualty Insurance 16.5%
910,000	Fairfax Financial Holdings Limited (Canada)	221,869,106
4,198,000	Millea Holdings, Inc. (Japan)	168,848,300
28,556,000	The NipponKoa Insurance Company, Ltd. (Japan)(b)	248,356,279

		639,073,685

	Restaurants 4.5%
5,116,000	Yum! Brands, Inc. (United States)	173,074,280

International Fund - PORTFOLIO OF INVESTMENTS
at September 30, 2007 (Unaudited)

Shares			Value

		Technology 13.1%
11,382,751	*	Dell Inc. (United States)	$314,163,928
1,365,931		Koninklijke (Royal) Philips Electronics N.V. (Netherlands)	61,645,111
2,889,269		Koninklijke (Royal) Philips Electronics N.V. ADR (Netherlands)	129,843,749

			505,652,788

		Telecommunications 7.8%
17,163		KDDI Corporation (Japan)	127,304,888
156,596	*	SK Telecom Co., Ltd. (South Korea)(b)	35,932,212
4,657,000	*	SK Telecom Co., Ltd. ADR (South Korea)(b)	138,312,900

			301,550,000

		Total Common Stocks (Cost $2,518,262,821)	3,778,185,726

Principal
Amount

Short-Term Obligations 2.8%
110,383,000	Repurchase Agreement with State Street Bank, 3.60% due 10/1/07, Repurchase price $110,416,115 (Collateralized by U.S. government securities)	110,383,000

Total Investments (Cost $2,628,645,821)(a)	100.7%	3,888,568,726
Other Assets and Liabilities, Net	(0.7)	(27,680,970)

Net Assets	100.0%	$3,860,887,756

Net asset value per share		$ 21.93

*  Non-income producing security.

(a)	Also represents aggregate cost for federal income tax purposes. Net unrealized appreciation of $1,259,922,904 consists of unrealized appreciation and depreciation of $1,276,125,544 and $(16,202,640), respectively.
(b)	All or a portion designated as collateral for forward currency contracts.

Note:	Country listed in parenthesis after each company indicates location of headquarters.

International Fund - PORTFOLIO OF INVESTMENTS
at September 30, 2007 (Unaudited)
OPEN FORWARD CURRENCY CONTRACTS

Currency	Currency Sold and	Currency	Unrealized
Units Sold	Settlement Date	Market Value	Loss

9,015,000	British Pound 11-1-07	$18,430,256	$(501,044)
11,700,000	British Pound 12-21-07	23,893,415	(110,123)
1,785,000	British Pound 1-18-08	3,641,375	(385)
68,535,000	British Pound 3-18-08	139,593,067	(3,403,742)
20,446,875,000	Japanese Yen 11-1-07	178,711,117	(7,017,048)
40,535,836,000	Japanese Yen 12-18-07	356,330,805	(20,844,233)
5,867,150,000	Japanese Yen 1-18-08	51,711,847	(1,879,592)
19,732,166,000	Japanese Yen 2-27-08	174,702,749	(1,118,707)
159,187,000,000	South Korean Won 1-10-08	174,509,517	(1,164,119)
100,752,000	Swiss Franc 1-10-08	87,106,304	(2,380,064)

		$1,208,630,452	$(38,419,057)

COUNTRY WEIGHTINGS

	Equity	Net
	Only	Assets

Japan	31.3%	30.6%
United States	12.9	12.6
Canada	11.1	10.9
Switzerland	9.5	9.3
United Kingdom	9.1	8.9
Hong Kong	6.0	5.9
Bermuda	5.7	5.6
Netherlands	5.1	5.0
Mexico	4.7	4.6
South Korea	4.6	4.5

	100.0%	97.9

Cash, other assets and liabilities, net		2.1

		100.0%

Intentionally Left Blank

Longleaf Partners Funds
FUND INFORMATION
The following additional information may be obtained without charge, upon request, by calling 1-800-445-9469, Option 1, or on the Funds’ website at www.longleafpartners.com, or on the SEC’s website at www.sec.gov.
Proxy Voting Policies and Procedures
A description of Longleaf’s Proxy Voting Policies and Procedures is included in the Statement of Additional Information (SAI).
Proxy Voting Record
Information regarding how the Funds voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is contained in Form N-PX.
Quarterly Portfolio Holdings
Longleaf files a complete schedule of portfolio holdings for the first and third quarters of each fiscal year on Form N-Q, which is available on the SEC’s website, and may be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C. (please call 1-800-SEC-0330 for information on the operation of the Public Reference Room).
In addition to Form N-Q, Longleaf publishes reports for each fiscal quarter. These reports include complete schedules of portfolio holdings, as well as performance updates and management discussion. We furnish Longleaf’s Quarterly Reports in lieu of Form N-Q to shareholders who request information about our first and third quarter portfolio holdings, and Semi-Annual and Annual Reports for requests related to the second and fourth quarters, respectively.
Fund Trustees
Additional information about Fund Trustees is included in the Statement of Additional Information (SAI).

Longleaf Partners Funds
SERVICE DIRECTORY
Contact us at www.longleafpartners.com or
(800) 445-9469

FUND INFORMATION	OPTION 1
To request a Prospectus, Statement of Additional Information (including Longleaf’s Proxy Voting Policies and Procedures), financial report, application or other Fund information from 7:00 a.m. to 7:00 p.m. Eastern time, Monday through Friday.

DAILY FUND PRICES	OPTION 2
For automated reporting 24 hours a day, seven days a week.

ACCOUNT INFORMATION	OPTION 3
For account balance and transaction activity, 24 hours a day, seven days a week. Please have your Fund number (see below) and account number ready to access your investment information.

SHAREHOLDER INQUIRIES	OPTION 0
To request action on your existing account from 9:00 a.m. to 6:00 p.m. Eastern time, Monday through Friday.
CORRESPONDENCE

By regular mail:	By express mail or overnight courier:
Longleaf Partners Funds	Longleaf Partners Funds
P.O. Box 9694	c/o PFPC
Providence, RI 02940-9694	101 Sabin Street
Pawtucket, RI 02860
(508) 871-8800
PUBLISHED DAILY PRICE QUOTATIONS
Daily net asset value per share of each Fund is reported in mutual fund quotations tables of major newspapers in alphabetical order under the bold heading Longleaf Partners as follows:

			Transfer Agent	Status to
Abbreviation	Symbol	Cusip	Fund Number	New Investors

Partners	LLPFX	543069108	133	Closed 7-16-04
Sm-Cap	LLSCX	543069207	134	Closed 7-31-97
Intl	LLINX	543069405	136	Open

Longleaf Partners Funds ®
c/o PFPC
P.O. Box 9694
Providence, RI 02940-9694
(800) 445-9469
www.longleafpartners.com

(LONGLEAF LOGO (TM)

9 November 2007

Dear Fellow Longleaf Partners Fund Shareholder:

Subsequent to our going to press with the Third Quarter Report, we have found several new qualifying purchases. Because the Fund is fully invested, we face the predicament of either having to sell businesses below appraisal even though their appraisals are growing, or foregoing compelling new opportunities that can be the foundation for the next decade of performance. As managers and the largest investor group in the Longleaf Funds, neither choice maximizes our return potential.

We therefore are trying a third approach — raising capital from investors for new purchases without selling names with tremendous potential upside. We are asking all Partners Fund shareholders to join us in increasing their investment in the Fund. Today’s opportunity set could digest approximately $2 billion. The targeted purchases should lower the price-to-value ratio (P/ V) from the long-term average in the high-60s to the mid-60s, thereby reducing the Fund’s downside risk while increasing the return opportunity, and creating an attractive entry point for additional capital while benefiting existing shareholders.

Because this is a specific, limited opportunity, we prefer to raise the necessary funds from those who will benefit the most, our loyal long-term partners in the Fund. We hope to satiate the identified purchases without opening to new investors so that we limit the Fund’s size while maximizing results. If cash raised from existing Partners Fund owners does not cover the buy list, we will allow investors in other Longleaf Funds to open accounts in the closed Partners Fund. Finally, if we are still unable to make a significant dent in the buying opportunities available, we will temporarily re-open the Partners Fund to new investors until we have completed purchasing the qualifying investments.

We will constantly assess the opportunities that remain at the requisite discount against the amount of available cash. We do not have a specific timetable. If prices move against us, our liquidity needs will be lower. If discounts of qualifying businesses increase, we could seek more cash.

To put this in specific terms, since the end of the third quarter we have sold one position and scaled back another in order to begin buying two new companies. At today’s prices, $2 billion would enable us to complete the orders on those two names, add to a few underweighted existing holdings, and acquire one of the six names currently on the on-deck list should one become adequately discounted. There are multiple identified opportunities for the cash today and an assortment of potential ones. The chance to meaningfully improve the P/ V while owning businesses with double-digit value growth comes rarely.

We encourage you to act as quickly as possible given the compelling opportunity set and the inability to know how long prices will remain below 60% of value. If you would like instructions for how to wire or mail additional money to the Fund, either to your existing account, or to a new account that you would like to open, please call the transfer agent, PFPC, at 800-445-9469, and select option 0. For those who would like to know if and when we make the Partners Fund available to shareholders of Longleaf Small-Cap and International, please subscribe to Longleaf Mail on our website where we will post any changes. (Go to www.longleafpartners.com, and click on the box to the right.)

As your managers and fellow shareholders, we feel extremely fortunate to have long-term partners who understand that great investment opportunities come infrequently and in limited doses, and who share our enthusiasm for capturing those opportunities. We appreciate your loyalty and support, and most immediately, your new investment dollars.

Sincerely,

Mason Hawkins Chairman & CEO Southeastern Asset Management	Staley Cates President Southeastern Asset Management

This material should be preceded or accompanied by a Prospectus. Please call 1-800-445-9469 or view Longleaf’s website (www.longleafpartners.com) for a current copy of the Prospectus, which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Longleaf Partners Funds.

foundation & endowment
money management
Exclusive news on nonprofits’ investment management

www.foundationendowment.com	A PUBLICATION OF INSTITUTIONAL INVESTOR, INC.

NOVEMBER 2007	V0L. X, N0. 11
Nonprofit Awards For Excellence: Equity Manager of the Year
Southeastern Asset Management
Mason Hawkins
Southeastern gets the nod as Equity-Manager of the Year for its concentrated investment approach. Chairman and CEO Mason Hawkins, whose investment style has been compared to Warren Buffett’s, seeks out companies that are trading at 60% or less of their intrinsic value. His larger holdings include Dell, Aon Corp., Sprint Nextel Corporation and Yum! Brands.
     One notable investment Hawkins made in the past year was to increase his stake in Liberty Media Capital from 12.6 million shares on Dec. 31 to roughly 14.2 million shares as of June 30. Liberty Media Capital, a tracking stock for John Malone’s Liberty Media Corp., owned a sizeable stake in Rupert Murdoch’s News Corp. Earlier this year, Liberty Media Capital swapped its News Corp. shares for Murdoch’s large position in DirecTV. Shares of Liberty Media Capital are up roughly 58% since they were spun out in May 2006, and the position is one of the largest contributors to Southeastern’s impressive performance this year.
     The Memphis-based firm manages $25 billion in separately managed accounts, a third of which are for nonprofits. It is also the advisor to the LongLeaf Partner Funds, which includes roughly $2.8 billion in assets for foundation and endowment clients. For the year ending Sept. 30, 19 foundations and endowments invested $357 million in the firm’s mutual fund accounts. Southeastern also brought in two large separately-managed accounts from nonprofit investors. The inflow might have been more, except the firm’s domestic strategies are closed so the new assets represent those flowing into international and global funds.
     Southeastern is also being recognized for its stellar returns, highlighted by its LongLeaf International Fund, which returned 29.81% for the year ending June 30, topping the MSCI EAFE Index by nearly 300 basis points. Its Small-Cap Fund returned 31.29%, nearly doubling the Russell 2000 Index’s return.
     Hawkins’ preference for taking concentrated positions in his best ideas has won him some praise. “Like Warren Buffett, [Hawkins] positions himself as an owner of a company, not just as someone who holds stock,” said Lou Morrell, v.p. of investments for Wake Forest University. Besides the Demon Deacons, Southeastern counts among its clients the University of Colorado Foundation, University of Pennsylvania, Cornell University, Cisco Systems Foundation and American Museum of Natural History.
Average annual total returns for each of the Longleaf Partners Funds and their respective benchmarks for the one, five and ten year (or since inception) periods ended September 30, 2007 are as follows: Longleaf Partners Fund, 17.37%, 16.07%, and 10.64%; S&P 500 Index, 16.44%, 15.46% and 6.57%; Longleaf Partners Small-Cap Fund, 23,56%, 22.34%, and 13.23%; Russell 2000 Index, 12.34%, 18.75% and 7.22%; Longleaf Partners International Fund, 25.04%, 20.41%, and 16.01% (since inception 10/26/98); EAFE Index, 24.86%, 23.55% and 8.82% (since 10/31/98). Fund returns and those of these unmanaged and unhedged indices include reinvested dividends and distributions, but do not reflect the deduction of taxes. The Funds may use currency hedging as an investment strategy. This practice will impact the Funds’ relative performance versus a similar unhedged portfolio. Generally the relative returns of hedged positions improve when the dollar strengthens and decline when the dollar weakens. Current performance may be lower or higher than the performance quoted herein. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Please call 1-800-445-9469 or view Longleaf’s website (www.longleafpartners.com) for more current performance information, or for a current copy of the Prospectus, which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Longleaf Partners Funds. Discussion of particular investments should not be viewed as a recommendation to buy or sell any security.
Reprinted with permission of Foundation & Endowment Money Management

Longleaf Partners Funds®
(800) 445-9469
www.longleafpartners.com
All data as of 9/30/07
PORTFOLIO MANAGERS
Mason Hawkins, CFA
Southeastern since 1975
Staley Cates, CFA
Southeastern since 1986
Andrew McDermott
Southeastern since 1998
PORTFOLIO
CONSTRUCTION

Equities	98%
Cash & Other	2%

Total	100%
AVERAGE ANNUAL
PERFORMANCE - as of 9/30/07

	One Year	Five Years	Since IPO
Longleaf Partners International Fund	25.0%	20.4%	16.0%
Inflation + 10%	12.8%	12.9%	12.8%
MS EAFE Index	24.9%	23.6%	8.8%[1]

[1]	In 1998, the EAFE was available at month-end only: therefore, the EAFE value at October 31, 1998 was used to calculate performance since public offering.
INTERNATIONAL FUND PROFILE

Initial Public Offering:	10/26/98
Net Assets:	$3,861 million
YTD Expense Ratio:	1.57%; No loads, 12b-1, exit or performance fees
Turnover through 6/30:	12.5%
Investment Suitability:	Appropriate for investors with a time horizon over 5 years.
Symbol & Cusip:	LLINX; 54306940-5
Net Asset Value:	$21.93
TOP TEN HOLDINGS - 19 Total Holdings in Fund

Dell	Global information technology supplier	8.1%
Olympus	Global imaging company	6.8%
Nippon Koa Insurance	Japanese non-life insurance	6.4%
Cheung Kong	Global ports, real estate, telecom	5.9%
Fairfax Financial Holdings	property/casualty insurance	5.8%
Ingersoll Rand	Global industrial machinery	5.6%
EnCana	Canadian natural gas provider	5.2%
British Sky Broadcasting	UK television broadcaster	5.1%
Philips Electronics	Global electronics, medical & lighting	4.9%
Nestle	Global food and beverage company	4.9%

	Total	58.7%
COUNTRY WEIGHTINGS

	Equity	Net Assets
Japan	31.3%	30.6%
US	12.9%	12.6%
Canada	11.1%	11.0%
Switzerland	9.5%	9.3%
UK	9.1%	8.9%
Hong Kong	6.0%	5.9%
Bermuda	5.7%	5.6%
Netherlands	5.1%	5.0%
Mexico	4.7%	4.6%
South Korea	4.6%	4.5%

Total	100%	97.9%
Cash/Other	N/A	2.1%
PERFORMANCE - Yearly Returns

1998*	9.0%	2001	10.5%	2004	10.2%
1999	24.4%	2002	(16.5%)	2005	12.9%
2000	25.9%	2003	41.5%	2006	17.1%

*	Partial year, initial public offering 10/26/98
This fact sheet must be preceded or accompanied by a Prospectus. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Current performance may be lower or higher than the performance quoted. Please call 1-800-445-9469 or view Longleaf’s website (www.longleafpartners.com) for more current performance information and for a copy of the current Prospectus, which should be read carefully for a discussion of investment objectives, management fees, expenses, and risks. Fund returns and those of the unmanaged and unhedged MS EAFE Index include reinvested dividends and distributions. The U.S. Bureau of Labor Statistics compiles the monthly CPI-U values used to calculate inflation. The Fund uses currency hedging as an investment strategy. Past performance (before and after taxes) is no guarantee of future performance, fund prices fluctuate, and the value of an investment at redemption may be more or less than purchase price. The Fund’s Trustees may impose a redemption fee (payable to the Fund) for short term trades if they believe it necessary to deter market timing.

September 30, 2007
Longleaf Partners International Fund
PHILOSOPHY
The Fund seeks to achieve superior long-term performance by acquiring equity securities of competitively entrenched, financially strong, well-managed companies run by capable managements at market prices significantly below our assessment of their business value, and selling these stocks when they approach our appraisal. We view equity investments as ownership in a business enterprise. We determine business or intrinsic value through financial analysis and established disciplines which we have consistently applied over 32 years. Equities purchased at prices substantially less than their intrinsic worth should protect capital from significant loss and should also appreciate substantially when the market ultimately recognizes corporate value.
OBJECTIVE/POLICY STATEMENT
Longleaf Partners International Fund seeks long-term capital growth by investing primarily in a limited number of foreign companies of all sizes believed to be significantly undervalued.
FUND MANAGEMENT
The Fund is managed by Southeastern Asset Management, Inc.®, a Memphis based firm. Founded in 1975, the firm has 50 employees and manages over $44 billion in assets.
INVESTMENT PARTNERSHIP
To align employee interests with those of shareholders and prevent conflicts of interest, Southeastern’s Code of Ethics requires all employees to limit their investment in publicly traded equity securities to the Longleaf Partners Funds (unless granted prior clearance.) The independent members of the Board of Trustees also must invest at least as much as their annual Trustees’ fees in the Funds.
GOVERNING PRINCIPLES
•	We will treat your investment in Longleaf as if it were our own.

•	We will remain significant investors with you in Longleaf.

•	We will invest for the long-term, while striving to maximize returns and minimize business, financial, purchasing power, regulatory and market risks.

•	We will choose our equity investments based on their discounts from our appraisal of their corporate intrinsic values, their financial strengths, their managements, their competitive positions, and our assessment of their future earnings potential.

•	We will concentrate our assets in our best ideas.

•	We will not impose loads, exit fees or 12b-1 charges on our investment partners.

•	We will consider closing the Funds to new investors if closing would benefit existing shareholders.

•	We will discourage short-term speculators and market timers from joining us, the long-term investors in Longleaf.

•	We will communicate with our investment partners as candidly as possible.
Longleaf Partners Funds®
(800) 445-9469
www.longleafpartners.com

Longleaf Partners Funds®
(800) 445-9469
www.longleafpartners.com
All data as of 9/30/07
PORTFOLIO MANAGERS
Mason Hawkins, CFA
Southeastern since 1975
Staley Cates, CFA
Southeastern since 1986
PORTFOLIO CONSTRUCTION

Equities	97%
Cash & Other	3%

Total	100%
AVERAGE ANNUAL PERFORMANCE — as of 9/30/07

	One Year	Five Years	Ten Years
Longleaf Partners Fund	17.4%	16.1%	10.6%
Inflation + 10%	12.8%	12.9%	12.6%
S&P 500 Index	16.4%	15.5%	6.6%
LONGLEAF PARTNERS FUND PROFILE

Initial Public Offering:	4/8/87; closed to new investors
Net Assets:	$12,096 million
YTD Expense Ratio:	0.89%; No loads, 12b-1, exit or performance fees
Turnover through 6/30:	2.7%
Investment Suitability:	Appropriate for investors with a time horizon over 5 years.
Symbol & Cusip:	LLPFX; 54306910-8
Net Asset Value:	$37.95
TOP TEN HOLDINGS — 22 Total Holdings in Fund

Dell	information technology supplier	9.8%
Liberty Media Captial	media & entertainment holding company	6.4%
Level 3 Communications	telecom/info service provider	5.9%
eBay Inc.	On-line auction, payment & other services	5.5%
Aon	insurance brokerage & consulting	5.4%
Chesapeake Energy	oil & gas exploration & production	5.2%
Philips Electronics	electronics, medical, & lighting	5.0%
Yum! Brands	franchisor/owner-Taco Bell, KFC, Pizza Hut	4.9%
Sun Mircosystems	network computing infrastructure	4.9%
Cemex	global cement company	4.6%

	Total	57.6%
PERFORMANCE — Yearly Returns

1988	35.2%	1993	22.2%	1998	14.3%	2003	34.8%
1989	23.3%	1994	9.0%	1999	2.2%	2004	7.1%
1990	(16.4%)	1995	27.5%	2000	20.6%	2005	3.6%
1991	39.2%	1996	21.0%	2001	10.3%	2006	21.6%
1992	20.5%	1997	28.3%	2002	(8.3%)
This fact sheet must be preceded or accompanied by a Prospectus. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Current performance may be lower or higher than the performance quoted. Please call 1-800-445-9469 or view Longleaf’s website (www.longleafpartners.com) for more current performance information and for a copy of the current Prospectus, which should be read carefully for a discussion of investment objectives, management fees, expenses, and risks. Fund returns and those of the unmanaged S&P 500 Index include reinvested dividends and distributions. The U.S. Bureau of Labor Statistics compiles the monthly CPI-U values used to calculate inflation. Past performance (before and after taxes) is no guarantee of future performance, fund prices fluctuate, and the value of an investment at redemption may be more or less than purchase price. The Fund’s Trustees may impose a redemption fee (payable to the Fund) for short term trades if they believe it necessary to deter market timing.

September 30, 2007
Longleaf Partners Fund
closed to new investors
PHILOSOPHY
The Fund seeks to achieve superior long-term performance by acquiring equity securities of competitively entrenched, financially strong, well-managed companies run by capable managements at market prices significantly below our assessment of their business value, and selling these stocks when they approach our appraisal. We view equity investments as ownership in a business enterprise. We determine business or intrinsic value through financial analysis and established disciplines which we have consistently applied over 32 years. Equities purchased at prices substantially less than their intrinsic worth should protect capital from significant loss and should also appreciate substantially when the market ultimately recognizes corporate value.
OBJECTIVE/POLICY STATEMENT
Longleaf Partners Fund seeks long-term capital growth by investing primarily in a limited number of mid and large cap companies believed to be significantly undervalued.
FUND MANAGEMENT
The Fund is managed by Southeastern Asset Management, Inc.®, a Memphis based firm. Founded in 1975, the firm has 50 employees and manages over $44 billion in assets.
INVESTMENT PARTNERSHIP
To align employee interests with those of shareholders and prevent conflicts of interest, Southeastern’s Code of Ethics requires all employees to limit their investment in publicly traded equity securities to the Longleaf Partners Funds (unless granted prior clearance.) The independent members of the Board of Trustees also must invest at least as much as their annual Trustees’ fees in the Funds.
GOVERNING PRINCIPLES
•	We will treat your investment in Longleaf as if it were our own.

•	We will remain significant investors with you in Longleaf.

•	We will invest for the long-term, while striving to maximize returns and minimize business, financial, purchasing power, regulatory and market risks.

•	We will choose our equity investments based on their discounts from our appraisal of their corporate intrinsic values, their financial strengths, their managements, their competitive positions, and our assessment of their future earnings potential.

•	We will concentrate our assets in our best ideas.

•	We will not impose loads, exit fees or 12b-1 charges on our investment partners.

•	We will consider closing the Funds to new investors if closing would benefit existing shareholders.

•	We will discourage short-term speculators and market timers from joining us, the long-term investors in Longleaf.

•	We will communicate with our investment partners as candidly as possible.
Longleaf Partners Funds®
(800) 445-9469
www.longleafpartners.com

Longleaf Partners Funds®
(800) 445-9469
www.longleafpartners.com
All data as of 9/30/07
PORTFOLIO MANAGERS
Mason Hawkins, CFA
Southeastern since 1975
Staley Cates, CFA
Southeastern since 1986
PORTFOLIO CONSTRUCTION

Equities	95%
Cash & Other	5%

Total	100%
AVERAGE ANNUAL PERFORMANCE — as of 9/30/07

	One Year	Five Years	Ten Years
Longleaf Partners
Small-Cap Fund	23.6%	22.3%	13.2%

Inflation + 10%	12.8%	12.9%	12.6%

Russell 2000 Index	12.3%	18.8%	7.2%
SMALL-CAP FUND PROFILE

Initial Public Offering:	2/21/89; closed to new investors

Net Assets:	$3,963 million

YTD Expense Ratio:	0.91%; No loads, 12b-1, exit or performance fees

Turnover through 6/30:	8.5%

Investment Suitability:	Appropriate for investors with a time horizon over 5 years.

Symbol & Cusip:	LLSCX; 54306920-7

Net Asset Value:	$34.06
TOP TEN HOLDINGS — 24 Total Holdings in Fund

Washington Post	education & media company	7.1%
Office Depot	retailer of consumer & commerical office products	6.8%
Texas Industries	construction materials provider	6.4%
Level 3 Communications	telecom/info service provider	5.6%
Fairfax Financial Holdings	property/casualty insurance	5.5%
Service Corp. International	funeral home/cemetery operator	5.4%
Discovery Holding Co.	entertainment company	4.8%
IHOP	developer/franchisor of restaurants	4.8%
Pioneer Natural Resources	oil & gas exploration & production	4.6%
Potlatch	timberland owner	4.2%
	Total	55.2%
PERFORMANCE — Yearly Returns

1989*1	21.5%	1994	3.6%	1999	4.1%	2004	14.8%
1990*	(30.1%)	1995	18.6%	2000	12.8%	2005	10.8%
1991*	26.3%	1996	30.6%	2001	5.5%	2006	22.3%
1992	6.9%	1997	29.0%	2002	(3.7)%
1993	19.8%	1998	12.7%	2003	43.9%

[1]	Partial year, initial public offering on 2/21/89-12/31/89.

*	From public offering through 3/31/91 Fund was managed by a different portfolio manager
This fact sheet must be preceded or accompanied by a Prospectus. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Current performance may be lower or higher than the performance quoted. Please call 1-800-445-9469 or view Longleaf’s website (www.longleafpartners.com) for more current performance information and for a copy of the current Prospectus, which should be read carefully for a discussion of investment objectives, management fees, expenses, and risks. Fund returns and those of the unmanaged Russell 2000 Index include reinvested dividends and distributions. The U.S. Bureau of Labor Statistics compiles the monthly CPI-U values used to calculate inflation. Past performance (before and after taxes) is no guarantee of future performance, fund prices fluctuate and the value of an investment at redemption may be more or less than purchase price. The Fund’s Trustees may impose a redemption fee (payable to the Fund) for short term trades if they believe it necessary to deter market timing.

September 30, 2007
Longleaf Partners Small-Cap Fund
closed to new investors
PHILOSOPHY
The Fund seeks to achieve superior long-term performance by acquiring equity securities of competitively entrenched, financially strong, well-managed companies run by capable managements at market prices significantly below our assessment of their business value, and selling these stocks when they approach our appraisal. We view equity investments as ownership in a business enterprise. We determine business or intrinsic value through financial analysis and established disciplines which we have consistently applied over 32 years. Equities purchased at prices substantially less than their intrinsic worth should protect capital from significant loss and should also appreciate substantially when the market ultimately recognizes corporate value.
OBJECTIVE/POLICY STATEMENT
Longleaf Partners Small-Cap Fund seeks long-term capital growth by investing primarily in a limited number of small companies believed to be significantly undervalued.
FUND MANAGEMENT
The Fund is managed by Southeastern Asset Management, Inc.®, a Memphis based firm. Founded in 1975, the firm has 50 employees and manages over $44 billion in assets.
INVESTMENT PARTNERSHIP
To align employee interests with those of shareholders and prevent conflicts of interest, Southeastern’s Code of Ethics requires all employees to limit their investment in publicly traded equity securities to the Longleaf Partners Funds (unless granted prior clearance.) The independent members of the Board of Trustees also must invest at least as much as their annual Trustees’ fees in the Funds.
GOVERNING PRINCIPLES
•	We will treat your investment in Longleaf as if it were our own.

•	We will remain significant investors with you in Longleaf.

•	We will invest for the long-term, while striving to maximize returns and minimize business, financial, purchasing power, regulatory and market risks.

•	We will choose our equity investments based on their discounts from our appraisal of their corporate intrinsic values, their financial strengths, their managements, their competitive positions, and our assessment of their future earnings potential.

•	We will concentrate our assets in our best ideas.

•	We will not impose loads, exit fees or 12b-1 charges on our investment partners.

•	We will consider closing the Funds to new investors if closing would benefit existing shareholders.

•	We will discourage short-term speculators and market timers from joining us, the long-term investors in Longleaf.

•	We will communicate with our investment partners as candidly as possible.
Longleaf Partners Funds®
(800) 445-9469
www.longleafpartners.com

Southeastern Asset Management Inc.
Southeastern Asset Management, Inc.
6410 Poplar Ave. • Suite 900 • Memphis, TN 38119 • (901) 761-2474

Southeastern Asset Management Inc.
BACKGROUND

Year Founded:	1975

Headquarters:	Memphis, Tennessee
Research Offices:	London & Tokyo

Staff:	50 Employees
9 Research Team Members

Ownership Structure:	Independent; 100% employee owned

Assets Under Management (9/30/07):	$44.9 billion
U.S. large cap separate accounts:	$13.3 billion (closed)
International separate accounts:	$1.6 billion
Global separate accounts:	$10.0 billion
Longleaf Partners Fund:	$12.1 billion (closed)
Longleaf Partners Small-Cap Fund:	$4.0 billion (closed)
Longleaf Partners International Fund:	$3.9 billion

Partnership Investing:	-The Longleaf Funds are the exclusive equity vehicle for Southeastern’s retirement plan and employee equity investments.
-Southeastern employees and their families are Longleaf’s largest shareholder group.

Investment Discipline:	Value oriented; long time horizon

Target Return:	Inflation +10%

Portfolio Management:	Team approach
6410 POPLAR AVE. • SUITE 900 • MEMPHIS, TN 38119 • (901) 761-2474

Southeastern Asset Management Inc.
REPRESENTATIVE CLIENT LIST

Corporate Retirement Plans
AmericanAirlines	Nestle
Bhs	Northrop Grumman
Cable & Wireless	OfficeMax
Cox Enterprises	Ormet
DSG	Pactiv
DTE Energy	Parker-Hannifin
EDS	Pearson Group Pension Trustee Limited
General Mills	Reuters
Kellogg Company	Rollins
Leggett & Platt	Smurfit-Stone
Lloyd’s Register	Stagecoach
Lloyds TSB	Syngenta
LonzaAmerica	Tesco
National Grid USA

Academic Institutions
Allegheny College	St. Andrew’s School
Beloit College	Syracuse University
Bowdoin College	Temple University
Claremont McKenna College	University of Colorado
Colgate University	University of Florida
Cornell University	University of Georgia
Georgia Tech	University of Nebraska
Grinnell College	University of Pennsylvania
Groton School	University of Pittsburgh
Hamilton College	University of Rochester
Loyola University New Orleans	Wellesley College

Foundations and Nonprofit Institutions
American Legacy Foundation	Gordon and Betty Moore Foundation
American Museum of Natural History	Kauffman Foundation
American Psychological Association	The Andrew W. Mellon Foundation
Carnegie Institution of Washington	The Church Pension Fund
Cisco Systems Foundation	The Duke Endowment
Community Foundation for the	The Nature Conservancy
National Capital Region	The New York Public Library
Dana-Farber Cancer Institute	Yawkey Foundation
German Marshall Fund
Clients chosen for the list consist of equity seperate institutional accounts and include regionally and nationally recognized accounts representative of each category. Not all accounts in each category have been listed, and the accounts shown were not selected as the result of their investment performance. The listing is not intended to be a representation that the particular clients approve of Southeastern Asset Management, Inc. or the services it provides.
6410 Poplar Ave. • Suite 900 • Memphis, TN 38119 • (901) 761-2474

Southeastern Asset Management Inc.
BIOGRAPHIES

RESEARCH/PORTFOLIO MANAGEMENT

O. Mason Hawkins, CFA	Chairman and Chief Executive Officer
Southeastern since 1975.
1974-75, Director of Research, First Tennessee Investment Management, Memphis.
1972-73, Director of Research, Atlantic National Bank, Jacksonville.
Chartered Financial Analyst, 1979
Past President, Memphis Society of Financial Analysts, 1983

B.A. (Finance) University of Florida, 1970
M.B.A. (Finance) University of Georgia, 1971
Born 3/10/48

G. Staley Cates, CFA	President
Southeastern since 1986.
1986, Research Associate, Morgan, Keegan & Company, Memphis.
Chartered Financial Analyst, 1989

B.B.A. (Finance) University of Texas, 1986
Born 10/5/64

Jason E. Dunn, CFA	Vice President
Southeastern since 1997.
Chartered Financial Analyst, 2001
B.A. (Business & Economics) Rhodes College, 1999
Born 11/27/76

E. Andrew McDermott	Vice President
Southeastern since 1998. Based in London.
1994-1998, J.P. Morgan, Hong Kong, Singapore, San Francisco.
1992-1994, NEC Logistics, Tokyo.

B.A. (History) Princeton University, 1992
Born 6/21/69
6410 Poplar Ave. • Suite 900 • Memphis, TN 38119 • (901) 761-2474

Southeastern Asset Management Inc.
RESEARCH/PORTFOLIO MANAGEMENT (continued)

T. Scott Cobb	Analyst
Southeastern since 2006. Based in London.
2004-2006 Smith, Salley & Associates, Greensboro.
2000-2004 Private Investor, Chapel Hill.
1995-2000 CST Investments, LLC, Memphis.

B.A. (History) University of Memphis, 1997
M.A. (Theological Studies) Covenant Theological Seminary, 1999
Born 10/3/1974

Ross Glotzbach, CFA	Analyst
Southeastern since 2004.
2003-2004, Corporate Finance Analyst, Stephens, Inc., Little Rock.
Chartered Financial Analyst, 2006

B.A. (Economics) Princeton University, 2003
Born 7/30/80

Lowry H. Howell, CFA	Analyst
Southeastern since 2006.
2000-2005, Security Analyst and Principal, Flippin, Bruce & Porter, Lynchburg.
1995-2000, Equity Analyst, Associate Vice President, Southern Capital Advisors, Memphis.
Chartered Financial Analyst, 1999

B.A. (Finance) Rhodes College, 1995
M.S. (Accounting) Rhodes College, 1996
Born 1/20/73

Josh Shores, CFA	Analyst
Southeastern since 2007.
2004-2007, Smith, Salley & Associates, Greensboro.
2002-2004, Franklin Street Partners, Chapel Hill.
Chartered Financial Analyst, 2006

B.A. (Philosophy & Religious Studies) University of North Carolina, 2002
Born 4/28/1980
6410 Poplar Ave. • Suite 900 • Memphis, TN 38119 • (901) 761-2474

Southeastern Asset Management Inc.
RESEARCH/PORTFOLIO MANAGEMENT (continued)

Ken Ichikawa Siazon	Analyst
Southeastern since 2006. Based in Asia.
1997-2006, Lehman Brothers, Singapore, Tokyo, Hong Kong
1994-1997, JP Morgan, Hong Kong, New York
1990-1992, Ford Motor Company, Tokyo
1989-1990, Fuji Bank, Tokyo

B.S. (Systems Engineering), University of Virginia, 1989
M.B.A. Harvard Business School, 1994
Born 11/26/67
TRADING/PORTFOLIO MANAGEMENT

Deborah L. Craddock, CFA	Vice President
Southeastern since 1987.
1987-1987, Sales Assistant, Robinson-Humphrey Co., Inc., Memphis.
Chartered Financial Analyst, 1991

B.A. (Economics) Rhodes College, 1980
Born 8/25/58

Jeffery D. Engelberg, CFA	Senior Trader
Southeastern since 2007.
2005 - 2007, Senior Trader, Fir Tree Partners, New York.
2001 - 2005, Convertible Bond Trader, KBC Financial Products, New York.
1999 - 2000, Listed Equity Trader, Morgan Stanley, New York.
Chartered Financial Analyst, 2003

B.S. (Economics), Wharton School, University of Pennsylvania, 1998
M.B.A. Wharton School, University of Pennsylvania, 1999
Born 9/8/76

Dallas Geer	Associate
Southeastern since 2004
2001-2004, Trading Assistant, Tudor Investment Corp, Greenwich, CT.

B.A. (Accounting) University of Tennessee, 1998
M.B.A. University of Tennessee, 2001
Born 10/3/77
6410 Poplar Ave. • Suite 900 • Memphis, TN 38119 • (901) 761 - 2474

Southeastern Asset Management Inc.
CLIENT SERVICE/PORTFOLIO MANAGEMENT

Jim Barton, Jr., CFA	Vice President
Southeastern since 1998.
1991-1998, Proprietary Futures/Options Trader, Louis Dreyfus Corp., Memphis.
1990-1991, Professional Basketball Player, BG-07 Ludwigsburg, Germany.
Chartered Financial Analyst, 2001

B.A. (History) Dartmouth College, 1989
Born 9/4/66

Lee B. Harper	Vice President
Southeastern since 1993.
1989-1993, Consultant, IBM, Memphis.
1985-1987, Business Analyst, McKinsey & Company, Atlanta.

B.A. (History, Communications) University of Virginia, 1985
M.B.A. Harvard Business School, 1989
Born 4/3/63

Frank N. Stanley, III, CFA	Vice President
Southeastern since 1985.
1974-1984, Portfolio Manager and Analyst, Montag & Caldwell, Atlanta.
1972-1973, Investment Officer, Atlantic National Bank, Jacksonville.
1966-1969, Lieutenant, U.S. Navy.
Chartered Financial Analyst, 1977

B.S. (Management) Georgia Institute of Technology, 1964
Emory University, 1965
M.B.A. (Marketing) University of Florida, 1970
Born 12/8/41

Gary M. Wilson, CFA	Vice President
Southeastern since 2002.
1998-2002, Marketing, Citigroup, Tokyo
1993-1994, Business Development, Baystate Financial Services, Boston
Chartered Financial Analyst, 2005

B.A. (History) Colgate University, 1992
M.A, International Economics, Johns Hopkins School of Advanced International Studies, 1998
Born 1/20/70
6410 Poplar Ave. • Suite 900 • Memphis, TN 38119 • (901) 761 - 2474

Southeastern Asset Management Inc.
CLIENT ACCOUNTING

Nancy L. Thompson, CPA	Director of Client Accounting
Southeastern since 1996.
1990-1996, Partner, Ott & Associates, CPAs, Memphis.
1985-1990, Jack T. Chism & Company, CPAs. Certified Public Accountant, 1987.

B. A. University of Tennessee, 1976
M. Ed. University of North Florida, 1978
Born 7/24/54

Jamie H. Baccus, CPA	Portfolio Accountant
Southeastern since 2004.
2003-2004, Mortgage Reconciliations Supervisor, Union Planters Bank.	.
2002- 2003, Audit Supervisor, Horn CPA Group, Jackson, MS.
1999-2002, Audit Associate, Horn CPA Group, Jackson, MS.
Certified Public Accountant, 2001

BSBA( Accounting) Auburn University, 1998
Master of Accountancy University of Alabama, 1999
Born 11/15/75

Pam Evans, CPA	Portfolio Accountant
Southeastern since 2004.
2003-2004, Tax Manager, Reynolds, Bone & Griesbeck, PLC.
1996-2002, Reynolds, Bone & Griesbeck, PLC.
Certified Public Accountant, 1996.
B.A. University of Kentucky, 1972
Born 5/21/50

Joy Mains	Portfolio Accountant
Southeastern since 2002.
2000-2002 Senior Accountant, KPMG LLP.
1999-2000 Staff Accountant, KPMG LLP.

B.B.A. University of Memphis, 1999
Born 3/24/77
6410 Poplar Ave. • Suite 900 • Memphis, TN 38119 • (901) 761 - 2474

Southeastern Asset Management Inc.
CLIENT ACCOUNTING (continued)

Carol Nordtvedt	Portfolio Accountant
Southeastern since 1998.
1992-1998, Accountant, Social Services.
1978-1981, Public Accounting Experience.

B.S. (Accounting) George Mason University, 1978
Born 6/3/53

Laura A.Wynn	Portfolio Accountant
Southeastern since 1987.

Miller Hawkins Business College, 1978
Born 12/31/59

ADMINISTRATION

Steven G Fracchia, CPA	Chief Financial Officer
Southeastern since 2007.
1996- 2007, Partner, Rhea & Ivy, PLC.
1994-1996, Controller, ALSAC/St. Jude Children’s Research Hospital.
1990-1994, Coopers & Lybrand (Pricewaterhouse Coopers).

B.S. (Accounting) University of Alabama, 1990
Born 8/29/68

Richard Hussey	Vice President and Chief Operating Officer
Southeastern since 1999.
1997-1998, Director, Datacomm Solutions and Connectivity, Memphis.
1993-1998, Vice President, Circle H Farms, Memphis.
1991 -1993, Global Technology and Operations Associate, J.P. Morgan, New York.

B.S. (Applied Economics & Business Management) Cornell University, 1991
Born 9/23/68

Joseph L. Ott, CPA	Vice President, Treasurer and Operations
Director
Southeastern since 1990.
1983-1991, Partner, Ott & Associates, CPAs, Memphis.
1972-1983, Partner & Associate, Harry M. Jay & Associates, CPAs, Memphis.	.
1971-1972, Staff Accountant, Arthur Andersen & Co., New Orleans.
Certified Public Accountant, Mississippi, 1974: Tennessee, 1975.

B.S. (Accounting) Mississippi State University, 1971
Born 9/29/49
6410 Poplar Ave. • Suite 900 • Memphis, TN 38119 • (901) 761 - 2474

Southeastern Asset Management Inc.
ADMINISTRATION (continued)

Julie M. Douglas, CPA	Vice President and CFO - Mutual Funds
Southeastern since 1989.
1987-1989, Audit Supervisor, Coopers & Lybrand, Birmingham.
1984-1987, Audit Senior, Coopers & Lybrand, Pittsburgh.
Certified Public Accountant, Pennsylvania, 1986: Tennessee, 1990.

B.S. (Accounting) Pennsylvania State University, 1984
Born 2/19/62

Dronda P. Morrison, CPA	Controller
Southeastern since 2004.
1998-2004, Business Manager, St. Agnes Academy- St. Dominic School, Inc.
1978-1998, Controller, Les Passees Children’s Services
1976-1978, Accounts Payable Supervisor, Memphis Bank and Trust
Certified Public Accountant, Tennessee, 1985

B.B.A. (Accounting) Memphis State University, 1975
Born 11/17/54

Suzanne K. Ross, CPA	Portfolio Compliance Specialist
Southeastern since 2005.
2004 -2005, Staff Accountant, KPMG LLP.
Certified Public Accountant, 2005

Bachelor of Accountancy, Mississippi State University, 2002
Master of Professional Accountancy, Mississippi State University, 2003
Born 6/9/81

M. Andrew Wylie	Information Technology Manager
Southeastern since 2004.
1999-2004, Project Manager, IBM Global Services, Memphis/Atlanta.

B.A. (Economics) Rhodes College, 1999
Born 5/27/77
6410 POPLAR AVE. • SUITE 900 • MEMPHIS, TN 38119 • (901) 761 -2474

Southeastern Asset Management Inc.
LEGAL

Andrew R. McCarroll	Vice President and General Counsel
Southeastern since 1998.
1996-1998, Farris Warfield & Kanaday, PLC, Nashville.

B.A. (English) Vanderbilt University, 1990
M.A. University of Chicago, 1993
J.D. Vanderbilt Law School, 1996
Born 10/26/67

Michael J. Wittke	Legal Counsel and Chief Compliance Officer
Southeastern since 2002.
1996-2002, PricewaterhouseCoopers, LLP, Boston.

B.A. (Business Administration) Michigan State University, 1993
J.D. Boston College Law School, 1996

Born 3/8/71

Steven P. McBride	Legal Counsel
Southeastern since 2005.
2001 -2005, Senior Counsel, International Paper Company, Memphis.
1997-2001, Associate, Glankler Brown, PLLC, Memphis.

B.A. (Economics), University of Memphis, 1992
J.D. Notre Dame Law School, 1997
Born 5/5/70
6410 Poplar Ave. • Suite 900 • Memphis, TN 38119 • (901) 761 -2474

Southeastern Asset Management Inc.
INVESTMENT PHILOSOPHY
Superior long term investment performance can be achieved when financially strong, well managed companies are bought at prices significantly below their business value and sold when they approach corporate worth.
•	Stocks represent ownership in a business enterprise.

•	Every business enterprise has a value.

•	With analytical work corporate worth can be determined.
When we buy stocks at significant discounts to their corporate worth:
•	It protects capital from significant loss over the long-term.

•	It allows for large reward when the value is recognized.
6410 Poplar Ave. • Suite 900 • Memphis, TN 38119 • (901) 761 -2474

Security Selection Criteria

Investment = Safety of Principal + Adequate Return
Assumptions for Example Above: If we buy a business at 50% of appraisal, and the enterprise value grows at 12% per annum, and in the fifth year the stock price reaches its full appraisal, we will have compounded our investment 29% per year. Two-thirds of the return comes from closing the gap between price and value. This chart does not reflect the performance of any particular security.

Southeastern Asset Management Inc.
INTERNATIONAL SEPARATE ACCOUNTS
Background
o	Southeastern has owned both U.S. and overseas companies throughout the firm’s history.

o	In the late 1990s portfolios held up to 30% of assets in foreign securities because U.S. stocks did not meet Southeastern’s required discount while non-U.S. opportunities were abundant.

o	At the time, all accounts were U.S. mandates, and most clients limited overseas holdings.

o	Because the employees of Southeastern wanted to take advantage of the compelling non-U.S. investments, we seeded Longleaf Partners International Fund in October 1998. We simultaneously offered comparable separate accounts.
Management of International Portfolios
o	Southeastern has a single investment team that shares a common approach and is tasked with finding the best investment opportunities without regard to size, location or industry. The team collectively determines which names to hold in clients’ portfolios.

o	International portfolios normally contain 18-20 securities.

o	Country and industry weightings are a by-product of bottom up investment decisions.

o	Portfolios contain not only companies headquartered outside of the U.S., but also U.S. domiciled companies with more than half of revenues, profits or appraised value derived from non-U.S. locations.

o	Market caps are a by-product of bottom up investment decisions. Most names are at least $ 1 billion given the size of Southeastern’s asset base and the concentrated approach.

o	Cash is a by-product of a lack of investment opportunities that meet Southeastern’s criteria. When we have not found stocks selling at the requisite discount for prolonged periods, cash has approached 30% of the portfolios for limited periods.

o	For new accounts we do not hedge currency exposure and do not have a view on the direction of currency markets. We appraise businesses and leave decisions about hedging to our clients.
International Accounts as of 9/30/07
o	14 accounts

o	$5.5 billion in assets ($3.9 billion is Longleaf Partners International Fund)

o	$50 million minimum account size
Fees
o	150 basis points on the first $50 million

o	125 basis points on $50 - $100 million

o	100 basis points on all assets over $100 million
6410 POPLAR AVE. • SUITE 900 • MEMPHIS, TN 38119 • (901) 761 -2474

Southeastern Asset Management Inc
LONGLEAF PARTNERS INTERNATIONAL FUND
Performance for periods ending 9/30/07, net of fees

	Cumulative Total Return			Average Annual Return
			IPO			IPO
	1 year	5 years	(10/26/98)	1 Year	5 Years	(10/26/98)
LLIN	25.0%	153.1%	276.4%	25.0%	20.4%	16.0%
Inflation +10%	12.8%	83.2%	194.1%	12.8%	12.9%	12.8%
MSCI EAFE	24.9%	187.9%	112.7%	24.9%	23.6%	8.8%
Percentile Ranking Versus MSCI EAFE Managers

	1 year	5 years	8 and 1/4 years
LLIN	58	78	9
A Prospectus should precede or accompany this information. The average annual total returns of Longleaf Partners International Fund (LLIN) are net of fees and include changes in principal value, reinvested dividends and capital gains distributions. Performance does not reflect taxes that a shareholder would pay on distributions or share redemptions. The MSCI EAFE Index(EAFE) shows dividends and distributions reinvested. In 1998, EAFE was available only at month-end; therefore, we use EAFE’s value at 10/31/98 to calculate EAFE performance since public offering. EAFE is unmanaged and unhedged. Southeastern sometimes hedges currency for LLIN. Past performance cannot guarantee future results, fund prices fluctuate and redeemed shares may be higher or lower than their purchase price. Separately managed international accounts will perform differently. Current performance of LLIN may be higher or lower than the performance shown. Call 1-800-445-9469 or view www.longleafpartners.com for the most recent performance or for the Funds’ Prospectus, which contains investment objectives, management fees, expenses, and risks. Read the Prospectus carefully before investing. Callan Associates provided the following performance and ranking based on average annual total returns of 99 investment companies representing $362 billion in assets and classified by Callan Associates as non-US equity funds employing various strategies to invest assets in a well-diversified portfolio of non-U.S. developed market equity securities, excluding regional specialists, index and emerging market products.
6410 Poplar Ave. • Suite 900 • Memphis, TN 38119 • (901) 761 - 2474

SOUTHEASTERN ASSET MANAGEMENT IfeJ PERFORMANCE VS CAIMF — NON-US EQUITY STYLE •••
PERIODS ENDED SEPTEMBER 30, 2007
Return Ranking
The chart below illustrates fund rankings over various periods versus the CAI MF — Non-US Equity Style. The bars represent the range of returns from the 10th percentile to the 90th percentile for each period for all funds in the CAI MF — Non-US Equity Style. The numbers to the right of the bar represent the percentile rankings of the fund being analyzed. The table below the chart details the rates of return plotted in the graph above.
30% -
25%- (61) a » (58)
(38) a
10%-
(67)
5%- n% Last Year Last 5 Years Last 8-3/4 Years 10th Percentile 33.20 27.14 14.48
25th Percentile 29.04 24.39 11.80
Median 25.77 22.49 8.77
75th Percentile 22.07 20.59 7.35
90th Percentile 19.19 19.74 5.40
Longleaf Partners
Intl(Net) * 25.04 20.41 15.21
MSCIEAFE Index a 24.86 23.55 7.91

Southeastern Asset Management Inc
LONGLEAF PARTNERS INTERNATIONAL FUND
Yearly Investment Performance

YEAR	Net of fees	MSCI EAFE
1998*	9.0%	10.9%
1999	24.4%	27.0%
2000	25.9%	-14.1%
2001	10.5%	-21.4%
2002	-16.5%	-15.9%
2003	41.5%	38.6%
2004	10.2%	20.3%
2005	12.9%	13.5%
2006	17.1%	26.3%
3 Quarters 2007	16.0%	13.2%
Compound annual rate of return from inception (10/26/98) to 9/30/07	16.0%	8.8%

*	Partical year, initial public offering 10/26/98
A Prospectus should precede or accompany this information. The average annual total returns of Longleaf Partners International Fund (LLIN) are net of fees and include changes in principal value, reinvested dividends and capital gains distributions. 1 year return as of 9/30/07 was 25.0%, 5 year was 20.4%. Performance does not reflect taxes that a shareholder would pay on distributions or share redemptions. The MSCI EAFE Index(EAFE) shows dividends and distributions reinvested. In 1998, EAFE was available only at month-end; therefore, we use EAFE’s value at 10/31/98 to calculate EAFE performance since public offering. EAFE is unmanaged and unhedged. Southeastern sometimes hedges currency for LLIN. Past performance cannot guarantee future results, fund prices fluctuate and redeemed shares may be higher or lower than their purchase price. Separately managed international accounts will perform differently. Current performance of LLIN may be higher or lower than the performance shown. Call 1-800-445-9469 or view www.longleafpartners.com for the most recent performance or for the Funds’ Prospectus, which contains investment objectives, management fees, expenses, and risks. Read the Prospectus carefully before investing.
6410 Poplar Ave. • Suite 900 • Memphis, TN 38119 • (901) 761 - 2474